UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

Form T-3

APPLICATION FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

SPECTRUM BRANDS, INC.

(Name of Applicant)

Six Concourse Parkway

Suite 3300

Atlanta, Georgia 30328

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURES TO BE QUALIFIED

Title of Class	Amount
12% Senior Subordinated Toggle Notes due 2019	$218,076,405, plus any additional principal issuable as interest payable on the Notes

Approximate date of proposed public offering:

As soon as practicable after Confirmation of a Plan of Reorganization.

Name and address of agent for service:

Anthony L. Genito

Executive Vice President, Chief Financial Officer

and Chief Accounting Officer

Spectrum Brands, Inc.

Six Concourse Parkway, Suite 3300

Atlanta, Georgia 30328

(770) 829-6200

Copies to be sent to: Margaret A. Brown, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street 31st Floor Boston, MA 02108 (617) 573-4800

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

EXPLANATORY NOTE

This Amendment No. 1 to the Application for Qualification of Indentures on Form T-3 (File No. 022-28890) filed by Spectrum Brands, Inc., a Wisconsin corporation (the “Company”), with the United States Securities and Exchange Commission on April 28, 2009 (the “Application”), is being filed solely to amend and restate Item 4. “Directors and Executive Officers” to correct the listing of certain executive officers. All other information in the Application is unchanged and has been omitted.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following table lists the names and offices held by all directors and executive officers of the Company as of the date of this Application. The mailing address for each of the individuals listed in the following table is:

c/o Spectrum Brands, Inc.

Six Concourse Parkway

Suite 3300

Atlanta, Georgia 30328

(770) 829-6200

Name		Office
Kent J	Hussey	Director and Chief Executive Officer
David R	Lumley	Co-Chief Operating Officer, President, Global Batteries and Personal Care and Home & Garden
Anthony L	Genito	Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Hartmut B	Junghahn	President, Latin America
Donnalee E	Corredera	Senior Vice President
Andrew F	Fiorenza	Vice President & Gen Mgr - Remington
Randall A	Raymond	Vice President - Global Hearing Aid
Andreas	Rouve	Executive Vice President, Chief Financial Officer and Managing Director Europe
Ricky K	Spurlock	Vice President Human Resources
John D	Walker	Senior Vice President Sales & Marketing
Thomas C	Walzer	Chief Financial Officer, Senior Vice President Global Finance & IS
John	Beattie	Vice President, Treasury
Chad R	Colony	Vice President - NA Sales, Mkt & Cust Care
Anthony J	Cords	Vice President Sales & Mktg Controller
Steven	Fraundorfer	Vice President, Rem Supply Chain/Sourcing
James A	Heidenreich	Vice President - NA Sales & Marketing
Ramzi M	Kanso	Vice President, Internal Audit

Name		Office
James A	Kimble	Vice President, Business Development
Hans-Peter	Kubler	Vice President, CEEMEA & Asia
James R	Patullo	Global Vice President, New Prod Dvlp/Mgmt
Matthias	Schiller	Vice President, Middle Europe
Jeffrey W	Schmoeger	Vice President Manufacturing
Joseph	Wickham	Vice President Corporate HR
John T	Wilson	Vice President, Secretary & General Counsel
John Alfonse	Heil	Co-Chief Operating Officer and President, Global Pet Supplies
Robert S	Everett	Vice President, Marketing H&G
Randal D	Lewis	Vice President Operations
Timothy J	Mead	Vice President, Strategic Accounts
Joseph	Gil	Vice President, AQ NA
James Mark	Huffmyer	Vice President, HR & Payroll Admin
Andrew	Ponte	Vice President, Sales & Marketing
Thomas A	Ramey	Vice President, Global Marketing
Nicholas	Scafura	Vice President, CA
Barry J	Seenberg	Vice President, Finance
John D	Bowlin	Lead Director
William P	Carmichael	Director
John S	Lupo	Director
Barbara S	Thomas	Director
Thomas R	Shepherd	Director

Content of Application For Qualification

This application for qualification comprises:

(a) Pages number 1 to 5, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as Trustee under the New Indenture to be qualified (included as Exhibit 25.1).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee:

                        List of Exhibits

Exhibit Number	Exhibit Description

Exhibit 99.T3A	Amended and Restated Articles of Incorporation of Spectrum Brands, Inc.*
Exhibit 99.T3B	Amended and Restated By-laws of Spectrum Brands, Inc.*
Exhibit 99.T3C	Form of Indenture among Spectrum Brands, Inc., the Guarantors and U.S. Bank National Association, as Trustee*
Exhibit 99.T3D	Not Applicable
Exhibit 99.T3E.1	Disclosure Statement with Respect to Joint Plan of Reorganization of Spectrum Jungle Labs Corporation, et al., Debtors*
Exhibit 99.T3E.2	Joint Plan of Reorganization of Spectrum Jungle Labs Corporation, et al., Debtors*
Exhibit 99.T3E.3	Notice of Hearing to Consider Confirmation of, and deadline for objecting to, Debtors’ Joint Plan of Reorganization*
Exhibit 99.T3E.4	Solicitation Letter by Spectrum Brands, Inc., dated April 28, 2009*
Exhibit 99.T3E.5	Solicitation Letter by Harbinger Capital Partners, dated April 28, 2009*
Exhibit 99.T3F	A cross reference sheet showing the location in the Indenture among Spectrum Brands, Inc., the Guarantors and U.S. Bank National Association, as Trustee of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit 99.T3C)*
Exhibit 25.1	Form T-1 qualifying U.S. Bank National Association, as Trustee under the Indenture among Spectrum Brands, Inc., the Guarantors and U.S. Bank National Association, as Trustee to be qualified*

* Filed previously with the Form T-3 filed on April 28, 2009

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Spectrum Brands, Inc., a corporation organized and existing under the laws of the State of Wisconsin, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlanta, and State of Georgia, on the 30th day of April, 2009.

(Seal)	SPECTRUM BRANDS, INC.

/s/ Anthony L. Genito
	By:	Anthony L. Genito
Executive Vice-President,
Chief Financial Officer and
Chief Accounting Officer

/s/ Kent J. Hussey
Attest:	By:	Kent J. Hussey
Chief Executive Officer